

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2018

George Kok
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

      Re: **Morgan Stanley Capital I Inc.**
              Registration Statement on Form SF-3
              Filed September 20, 2018
              File No. 333-227446

Dear Mr. Kok:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 with any questions.

                            Sincerely,

                            /s/ Katherine Hsu

                            Katherine Hsu
                            Office Chief
                            Office of Structured Finance

cc: Kevin C. Blauch, Sidley Austin LLP
       Jonathan Nunes, Sidley Austin LLP